August 11, 2005

Via Edgar and Fax (202-772-9369)

Ms. Jennifer Hardy, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	Registration Statement on Form S-3
File No. 333-124462

Dear Ms. Hardy:

PW Eagle, Inc. withdraws its acceleration request filed August 10, 2005, which requested acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that the same shall become effective as of 10:00 a.m. Eastern Time on Friday, August 12, 2005, or as soon thereafter as possible.

Very truly yours,

PW Eagle, Inc.

By:	/s/ Scott Long
Its: Chief Financial Officer